EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 489 Million in Dividends from Bezeq in May 2012

Ramat-Gan, Israel, April 25, 2012- B Communications Ltd. (Nasdaq: BCOM) (“B Communications”) announced today that on April 24, 2012 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 1,074 million to Bezeq's shareholders of record on April 5, 2012.  The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on May 21, 2012.  B Communications expects to receive approximately NIS 334 million (approximately US $89 million at current exchange rates) from this distribution.

On May 21, 2012, Bezeq will also distribute the third NIS 0.5 billion installment of the NIS 3.0 billion special dividend that was approved by its shareholders on January 24, 2011.  Accordingly, B Communications expects to receive an additional NIS 155 million (approximately US $41 million at current exchange rates) as a special dividend on the payment date.

On May 2, 2012, the Economic Division of the Tel Aviv District Court will hear the closing arguments on the objections filed on March 29, 2012 and on April 4, 2012 opposing the continued payments of the special dividend.  Both objections were filed by holders of the Company’s Debentures (Series 5).  Bezeq denied the arguments set forth in the objections and asserted that there is no basis for the relief sought.